UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2022

Commission file number: 001-39674

G MEDICAL INNOVATIONS HOLDINGS LTD.

(Translation of registrant’s name into English)

7 Vanderbilt

Irvine CA 92618

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

CONTENTS

On December 5, 2022, G Medical Innovations Holdings Ltd. (the “Company”) issued a press release titled “G Medical Innovations to announce receiving of 2 (two) granted patents from the USPTO for its Prizma care and other physiological sensors developed by the company.” A copy of this press release is furnished herewith as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-266090) and on Form S-8 (File No. 333-266063), filed with the SEC, to be a part thereof from the date on which this Report is submitted to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description
99.1	Press release titled: “G Medical Innovations to announce receiving of 2 (two) granted patents from the USPTO for its Prizma care and other physiological sensors developed by the company”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

G Medical Innovations Holdings Ltd.

Date: December 5, 2022	By:	/s/ Yacov Geva
		Name:	Yacov Geva
		Title:	Chief Executive Officer

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